UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

On December 23, 2010, Gibson Energy ULC, (the “Company”), Gibson Midstream Finance Corp., (“Co-Issuer,” and together with the Company, the “Issuers”), the subsidiary guarantors party thereto (the “Guarantors”), The Bank of New York Mellon, as trustee (the “Trustee”), and BNY Trust Company of Canada, as collateral agent (the “Collateral Agent”), entered into the Sixth Supplemental Indenture (the “Supplemental Indenture”), dated as of December 23, 2010, relating to the Indenture dated as of May 27, 2009 (the “Indenture”), among the Issuer, the Co-issuer, the Guarantors, the Trustee and the Collateral Agent, relating to the Issuers’ 11.75% First Lien Senior Secured Notes Due 2014 (the “Secured Notes”).  Prior to executing the Supplemental Indenture, the Issuers received consents from the holders of $337,593,000, or approximately 60%, of its outstanding Secured Notes pursuant to a Consent Solicitation Statement, dated December 17, 2010, and an accompanying Consent Letter.  The consents received exceed the number needed to approve the proposed amendment to the Indenture.

The Supplemental Indenture amended the Indenture to (i) permit a one-time waiver of (a) the $25.0 million limitation on Asset Sales (as defined in the Indenture) in any twelve months, (b) the obligation to place the Net Available Proceeds (as defined in the Indenture) from an Asset Sale into the Collateral Account and (c) the 365-day deadline for applying Net Available Proceeds (as defined in the Indenture) from an Asset Sale and including an extension of such deadline to 545 days, in each case, with respect to the proposed ENT Asset Sale (as defined below); (ii) modify the definition of Borrowing Base to (x) remove the deduction of accounts payable from such definition and (y) include the deduction from such definition of proceeds from the ENT Asset Sale, not to exceed CAD$30.0 million, until such proceeds are applied pursuant to clause (3) of the third paragraph of the “Limitations on Asset Sales” covenant; (iii) modify the definition of Consolidated Net Income to allow the add back of transaction costs related to business acquisitions and accretion of asset retirement obligations; (iv) modify the definition of After Acquired Collateral to reflect that After Acquired Collateral will now include Collateral and replacements or improvements to Collateral that is acquired after December 31, 2010, and will not include Collateral and replacements or improvements to Collateral that was acquired since the Issue Date and on or before December 31, 2010; and (v) modify the covenant “Limitations on Asset Sales” to prohibit Asset Sales that exceed $75.0 million as of January 1, 2011, rather than as of the Issue Date, and exclude the ENT Asset Sale from such limitation and limit the application of the Net Available Proceeds of the ENT Asset Sale.  The one-time waiver described under clause (i) above was requested in connection with a proposed asset disposition (the “ENT Asset Sale”) by the Company of land and certain other assets, including two 80,000 barrel tanks, one 150,000 barrel tank and a butane blending facility, that comprise the Edmonton North Terminal, for consideration of approximately CAD$55.0 million, plus certain tangible assets, subject to certain inventory price adjustments and assumed liabilities up to CAD$2.5 million.

The foregoing description of the terms of the Supplemental Indenture is qualified in its entirety by the full text of this agreement, a copy of which is attached hereto as Exhibit 4.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

By:	/s/ A. Stewart Hanlon
Name:	A. Stewart Hanlon
Title:	President and Chief Executive Officer

Date: December 29, 2010

Exhibit Index

Exhibit No.	Description

4.1

Sixth Supplemental Indenture by and among Gibson Energy ULC, Gibson Midstream Finance Corp., the subsidiary guarantors party thereto, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as collateral agent, relating to the 11.75% First Lien Senior Secured Notes Due 2014, dated as of December 23, 2010